Filed by New Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rainy River Resources Ltd.

Date: May 31, 2013

New Gold Agrees to Acquire Rainy River Resources

Growing Gold Reserves by Over 40 Percent per Share

(All figures are in Canadian dollars unless otherwise indicated)

May 31, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) and Rainy River Resources Ltd. (“Rainy River”) (TSX: RR) today jointly announce that they have entered into a definitive acquisition agreement (the “Agreement”), whereby New Gold will offer to acquire all of the outstanding common shares of Rainy River through a friendly take-over bid. Under the terms of the Agreement, New Gold will offer, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration (the “Offer”). The Offer represents a premium of 42% over the closing price of the Rainy River shares on the Toronto Stock Exchange on May 30, 2013, the last day of trading prior to announcement of the Offer, and a 67% premium to Rainy River’s 20-day volume weighted average trading price. The maximum number of New Gold shares to be issued will be approximately 25.8 million and the maximum cash consideration will be approximately $198 million. The Offer values the fully-diluted in-the-money share capital of Rainy River, net of Rainy River’s current cash balance, at approximately $310 million.

Transaction Highlights – New Gold

•	Accretive on all key per share metrics – gold reserves, net asset value, future production and cash flow

•	Adds 4.0 million ounce gold reserve in Ontario, further growing New Gold’s Canadian presence – Asset located in great mining jurisdiction, near infrastructure

•	Enhances pipeline by adding asset with annual average production potential of over 225,000 ounces over the life of the mine, at below industry average total cash costs (1)

•	Modest transaction size with minimal equity dilution to New Gold shareholders

•	Further strengthens New Gold technical development team, who have a track record of delivering on projects

“The acquisition of Rainy River is consistent with our strategy of identifying opportunities to create shareholder value,” stated Randall Oliphant, New Gold Executive Chairman. “We have followed Rainy River for some time and view this as an opportune time to add this great asset to our portfolio. We view the combination of Rainy River’s ideal location, sizeable reserve, robust production potential and experienced team as presenting a truly compelling opportunity.”

Transaction Highlights – Rainy River

•	Significant and immediate premium of 42% to current share price and 67% to 20-day volume weighted average share price

•	Flexibility to elect form of consideration in either cash or highly liquid New Gold shares

•	Opportunity to gain exposure to New Gold’s current operating cash flow and attractive growth portfolio

•	Access to New Gold’s strong balance sheet and current and future operating cash flow to develop the Rainy River project

•	Ability to partner with New Gold’s experienced management and operating teams

“This is a great outcome for Rainy River shareholders,” stated Dale Peniuk, Chair of the Special Committee of the Board of Directors of Rainy River. “To be able to realize a meaningful premium, while gaining the ability to combine with a well-established mine builder in New Gold, is a win-win scenario for our shareholders. New Gold’s offer is a testament to both the quality of the Rainy River management team and their efforts to advance the Rainy River project to this point.”

Rainy River Gold Project

The Rainy River Gold project is an advanced-stage gold project situated in the Richardson Township, approximately sixty-five kilometres northwest of Fort Frances in Northwestern Ontario. The property has excellent infrastructure, with year-round road access and powerlines in close proximity, as well as a railway located 21 kilometres to the south of the property. The Fort Frances area has a population of approximately 10,000 people from which a workforce could be sourced for future development.

On April 10, 2013, Rainy River announced the results of a Feasibility Study for the project, with 4.0 million ounces in Proven and Probable gold reserves and 6.2 million ounces in Measured and Indicated gold resources, inclusive of reserves. The Feasibility Study contemplates a 21,000 tonne per day processing rate from a combination of open pit, underground and stockpiled ore. The project has the potential to produce over 225,000 ounces of gold annually, at below industry average cash costs(1), for an initial mine life of 16 years. The Feasibility Study also highlights the potential to process higher grade ounces in the project’s early years, while stockpiling lower grades for processing towards the end of the mine life. This should help drive higher production and lower costs at the beginning of the mine life, enhancing both cash flow and the overall economics of the project.

Rainy River Mineral Resource Estimate

		Metal grade		Contained Metal
	Tonnes (Mt)	Au (grams per tonne)	Ag (grams per tonne)	Au (koz}	Ag (koz)
Proven	27.7	1.14	1.94	1,015	1,728
Provable	88.6	1.06	3.01	3,017	8,587

Total Reserves	116.3	1.08	2.76	4,032	10,315

Measured	27.6	1.33	1.90	1,182	1,689
Indicated	130.9	1.18	2.77	4,985	11,649

Total Measured & Indicated	158.5	1.21	2.62	6,167	13,338

Inferred	93.8	0.76	2.32	2,280	6,983

Additional Details of Offer

The Board of Directors of Rainy River, upon the unanimous recommendation of its Special Committee, after consultation with its financial and legal advisors, has unanimously approved entering into the Agreement and recommends that Rainy River shareholders tender their shares to the Offer. BMO Capital Markets, the financial advisor to Rainy River, has provided a verbal opinion to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration proposed to be paid to the holders of Rainy River common shares pursuant to the Offer is fair from a financial point of view to such holders. CIBC World Markets has provided a separate verbal opinion solely to Rainy River’s Special Committee to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration proposed to be paid to the holders of Rainy River common shares pursuant to the Offer is fair from a financial point of view to such holders.

Rainy River’s Board of Directors and management team have entered into lock-up agreements with New Gold agreeing to tender their shares, including shares issuable on the exercise of stock options, and support the transaction.

The Agreement between New Gold and Rainy River provides for, among other things, a non-solicitation covenant on the part of Rainy River subject to customary “fiduciary out” provisions, a right in favour of New Gold to match any superior proposal and a payment to New Gold of a termination fee of approximately $14 million in certain circumstances, including if Rainy River accepts a superior proposal.

The Offer is expected to commence during the week of June 10, 2013 upon the mailing of New Gold’s takeover bid circular and related documents, which will include full details of the Offer. Rainy River’s directors’ circular, which will set out the unanimous recommendation of the board of Rainy River that shareholders accept the Offer, will also be mailed. The Offer will be open for acceptance for a period of not less than 35 days from the date of mailing of the takeover bid circular and will be conditional upon, among other things, there being deposited under the Offer, and not withdrawn at the expiry time, shares representing not less than 66 2/3% of the Rainy River shares on a fully diluted basis. In addition, the Offer will be subject to certain customary conditions, including receipt of relevant regulatory approvals and the absence of a material adverse change with respect to Rainy River.

New Gold’s financial advisor is RBC Capital Markets and its legal advisors are Cassels Brock & Blackwell LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States. Rainy River’s financial advisor is BMO Capital Markets and its legal advisors are Bull, Housser & Tupper LLP and Davies Ward Phillips & Vineberg LLP. CIBC World Markets provided a fairness opinion to Rainy River’s Special Committee.

Webcast and Conference Call

New Gold will hold a conference call and webcast on Friday, May 31, 2013 at 7:30 a.m. Eastern Time to discuss the proposed acquisition. A live audio webcast will be available on New Gold’s homepage at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America—Passcode 88929900. The archived webcast will also be available after the call at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

About Rainy River Resources Ltd.

Rainy River is a Canadian precious metals exploration company whose key asset is the Rainy River Gold Project, a large gold system centred in Richardson Township (part of Chapple Township). As at March 31, 2013, the Company had approximately $90 million in cash and cash equivalents, and it remains well funded for its ongoing activities, including: 1) commencement of basic and detailed engineering work and ongoing permitting and environmental assessment work; 2) continuing to grow the existing resource through exploration; and 3) conducting a condemnation program in areas identified for potential mine facilities. The project is very well located in northwestern Ontario. It is accessed by a network of roads and is close to hydro-electric infrastructure. The Rainy River district has a skilled labour force and is one of the lowest-cost areas for mineral exploration and development in Canada. Ontario has low political risk and, according to the annual Fraser Institute global survey of the mining industry, has consistently ranked as one of the top jurisdictions embracing mineral development.

U.S. Shareholders

New Gold will be filing with the United States Securities and Exchange Commission a registration statement on Form F-10 in connection with the Offer which will include the formal offer and take-over bid circular. New Gold encourages shareholders of Rainy River to read the formal offer and take-over bid circular which contain the full terms and conditions of the Offer and other important information. The offer and take-over bid circular may be obtained free of charge through the Securities and Exchange Commission’s website at www.sec.gov or by directing a request to the Investor Relations department of New Gold.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release constitutes “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Such statements and information include, without limitation, statements regarding expectations as to the anticipated timing of the mailing of the offer materials, the estimated mineral resources and mineral reserves at Rainy River’s property, the expected further growth in gold reserves and ongoing cash flows and other benefits of the transaction containing forward-looking information. This forward looking information is subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Rainy River and/or New Gold, including risks relating to acquisitions, including, without limitation, the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of New Gold and Rainy River, the parties may be unable to obtain regulatory approvals required for the acquisition, New Gold may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include the impact of general economic conditions; industry conditions; volatility of metals prices; volatility of commodity prices; currency fluctuations; mining risks; risks associated with foreign operations; governmental and environmental regulation; competition from other industry participants; the lack of availability of qualified personnel or management; stock market volatility; the ability of New Gold to complete or successfully integrate an announced acquisition proposal; unexpected costs or unexpected liabilities related to the acquisition. Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Rainy River and/or New Gold will derive therefrom. New Gold and Rainy River disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The issuance of New Gold shares under the transaction is subject to TSX acceptance or approval.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

New Gold

The scientific and technical information, as it relates to New Gold, in this news release has been reviewed and approved by Mark Petersen (AIPG CPG #10563), a Qualified Person under National Instrument 43-101 and employee of New Gold.

Rainy River

The scientific and technical information, as it relates to Rainy River, in this news release has been reviewed and approved by Garett Macdonald, P.Eng. (PEO #90475344) and Kerry Sparkes, P.Geo. (APEGBC #25261), both Qualified Persons under National Instrument 43-101 and employees of Rainy River. Rainy River’s exploration program in Richardson Township is being supervised by Kerry Sparkes, P.Geo. (APEGBC #25261), a Qualified Person under National Instrument 43-101 and employee of Rainy River.

Rainy River Mineral Reserves

Open pit mineral reserves have been estimated using a cut-off grade of 0.30 g/t gold-equivalent, and underground reserves have been estimated using a cut-off grade of 3.5 g/t gold-equivalent. Open pit reserves have been estimated using a dilution of 9.7% at 0.22 g/t Au and 1.31 g/t Ag, and underground reserves have been estimated using a CAF dilution of 9% at 0.61 g/t Au and 4.16 g/t Ag and LH dilution of 10% at 1.56 g/t Au and 1.28 g/t Ag. Open Pit Reserves have been estimated using a mine recovery of 95%, and Underground reserves have been estimated using a mine recovery of 95%. Additional details regarding the Mineral Reserve estimate and related Feasibility Study are provided in the May 23, 2013 NI 43-101 Technical Report available on SEDAR.

Rainy River Mineral Resources

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported relative to conceptual open pit shells. On average, the conceptual open pit extends to an elevation of 500 metres below surface. Material above this elevation offers reasonable prospects for economic extraction from an open pit because drilling results suggest that the zone of gold mineralization is broader than currently modeled and that new drilling information should positively impact future mineral resources. Material below this elevation is potentially mineable by underground mining methods. Mineral resources that are potentially mineable by open pit methods are reported at a cut-off grade of 0.35 g/t gold; underground mineral resources are reported at a cut-off grade of 2.5 g/t gold. All mineral resources are based on a gold price of US$1,100 per ounce, a silver price of US$22.50 per ounce, a foreign exchange rate of 1.10 Canadian dollars to 1.0 US dollar. Metallurgical recoveries include 88% for gold in open pit resources and 90% for gold in underground resources, with a silver recovery of 75% in both cases.

All figures are rounded to reflect the relative accuracy of the estimate. Figures may not add due to rounding. Additional details on the Mineral Resource estimate are provided in the Rainy River news release dated October 10, 2012. Mineral Resources were estimated by SRK Consulting (Canada) Inc. (“SRK”) and are reported in accordance with Canadian Securities Administrators National Instrument 43-101.

(1)	TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Each of New Gold and Rainy River reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation is provided in the respective MD&A and accompanying the quarterly financial statements of each of Rainy River and New Gold.

For further information please contact:

New Gold Inc.

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com

Rainy River Resources Ltd.

Indi Gopinathan

Director, Investor Relations

Direct: +1 (416) 645-7289

Email: geninfo@rainyriverresources.com

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